SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.__)*
MindBody, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.000004 per share
(Title of Class of Securities)
60255W105
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,277,264 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,277,264 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,277,264 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%

14.	TYPE OF REPORTING PERSON

PN

(1)	Includes 2,940,740 Shares (as defined below) and 1,336,524 Shares issuable upon conversion of the Convertible Notes (as defined below).

1.	NAMES OF REPORTING PERSONS

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

911,470 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

911,470 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,470 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.99%

14.	TYPE OF REPORTING PERSON

PN

(1)	Includes 618,455 Shares and 293,015 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,849,082(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,849,082 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,849,082 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.16%

14.	TYPE OF REPORTING PERSON

PN

(1)	Includes 1,985,948 Shares and 863,134 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,849,082 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,849,082 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,849,082 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.16%

14.	TYPE OF REPORTING PERSON

CO

(1)	Includes 1,985,948 Shares and 863,134 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

892,939(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

892,939 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,939 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96%

14.	TYPE OF REPORTING PERSON

PN
(1)	Includes 750,843 Shares and 142,096 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,037,816 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,037,816 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,037,816 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.78%

14.	TYPE OF REPORTING PERSON

OO

(1)	Includes 5,545,143 Shares and 2,492,673 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

892,939 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

892,939 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,939 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96%

14.	TYPE OF REPORTING PERSON

OO
(1)	Includes 750,843 Shares and 142,096 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,930,755 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,930,755 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,930,755 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.59%

14.	TYPE OF REPORTING PERSON

PN

(1)	Includes 6,295,986 Shares and 2,634,769 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,930,755 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,930,755 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,930,755 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.59%

14.	TYPE OF REPORTING PERSON

OO
(1)	Includes 6,295,986 Shares and 2,634,769 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

892,939 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

892,939 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,939 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96%

14.	TYPE OF REPORTING PERSON

IN
(1)	Includes 750,843 Shares and 142,096 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,930,755 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,930,755 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,930,755 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.59%

14.	TYPE OF REPORTING PERSON

IN
(1)	Includes 6,295,986 Shares and 2,634,769 Shares issuable upon conversion of the Convertible Notes.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.000004 per share (the “Shares”), of MindBody, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4051 Broad Street, Suite 220, San Luis Obispo, California 93401.
Item 2. Identity and Background.
(a) This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Lugard Road Capital Master Fund, LP, a Cayman Islands limited partnership (the “Lugard Master Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Offshore Feeder Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Lugard Road Capital GP, LLC, a Delaware limited liability company (“Lugard GP”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Jonathan Green and Christian Leone.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.
Lugard GP is the general partner of the Lugard Master Fund. By virtue of this relationship, Lugard GP may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Each of Messrs. Leone and Green is a managing member of Lugard GP and, accordingly, may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Lugard Master Fund and the Offshore Master Fund.
Set forth on Schedule A attached hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b) The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of Lugard GP is serving as the general partner of the Lugard Master Fund.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  Mr. Green’s principal occupation is serving as a managing member of Lugard GP and an employee of Luxor Capital Group.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings and as a managing member of Lugard GP.
(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, Lugard GP, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Each of Messrs. Green and Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons paid the following to acquire the Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund:
(i)	$140,520,058 in connection with the purchase of Shares; and
(ii)	$130,599,477 in connection with the purchase of the Convertible Notes.
The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  See Item 4 below.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities of the Issuer for investment purposes. The purchases were made in the ordinary course of business of the Reporting Persons. The Reporting Persons filed an initial Schedule 13G on October 21, 2016, and amended that Schedule 13G from time to time to reflect additional transactions in the ordinary course of business. The Reporting Persons are filing this Schedule 13D to supersede its previously filed Schedule 13G.
On December 24, 2018, the Issuer announced its entry into an Agreement and Plan of Merger, dated as of December 23, 2018 (the “Merger Agreement”), with Torreys Parent, LLC, a Delaware limited liability company (“Parent”) and Torreys Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent.  Pursuant to the Merger Agreement, each Share and each share of Class B Common Stock, par value $0.000004 per share, of the Issuer, issued and outstanding as of immediately prior to the Effective Time (as defined in the Merger Agreement) (other than Owned Company Shares or Dissenting Company Shares, each as defined in the Merger Agreement) will be cancelled and extinguished, and automatically converted into the right to receive cash in an amount equal to $36.50 per share, without interest thereon (the “Proposed Merger”).
The Reporting Persons are evaluating the Proposed Merger and believe that the Proposed Merger significantly undervalues the Shares.  The Reporting Persons intend to engage in discussions with the Issuer’s shareholders, board of directors, management and other interested parties regarding matters related to the Proposed Merger and the Issuer’s business, strategies, plans and/or related matters.

Pursuant to an Indenture dated as of June 12, 2018 between the Issuer and U.S. Bank National Association, as trustee (the “Indenture”), a $270,000,000 aggregate principal amount of 0.375% Convertible Senior Notes due 2023 of the Issuer (the “Convertible Notes”) were issued.  The Reporting Persons purchased the Convertible Notes partly pursuant to the issuance under the Indenture and partly pursuant to a secondary sale in the market.  The related agreements are incorporated herein by reference to the Form 8-K (File No. 001-37453) filed by the Issuer on June 12, 2018.
The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by Reporting Persons, tax considerations for investors in the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) pursuing, proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof:
The Onshore Fund may be deemed to beneficially own 4,277,264 Shares, including 1,336,524 Shares issuable upon conversion of the Convertible Notes, constituting approximately 9.15% of outstanding Shares.
The Offshore Master Fund may be deemed to beneficially own 2,849,082 Shares, including 863,134 Shares issuable upon conversion of the Convertible Notes, constituting approximately 6.16% of outstanding Shares.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 2,849,082 Shares beneficially owned by the Offshore Master Fund, including the 863,134 Shares issuable upon conversion of the Convertible Notes, constituting approximately 6.16% of the outstanding Shares.
The Lugard Master Fund may be deemed to beneficially own 892,939 Shares, including 142,096 Shares issuable upon conversion of the Convertible Notes, constituting approximately 1.96% of outstanding Shares. Lugard GP, as the general partner of the Lugard Master Fund, may be deemed to beneficially own the 892,939 Shares beneficially owned in the aggregate by the Lugard Master Fund, including the 142,096 Shares issuable upon conversion of the Convertible Notes, constituting approximately 1.96% of the outstanding Shares. Mr. Green, as a managing member of the Lugard GP, may be deemed to beneficially own the 892,939 Shares owned by the Lugard GP, including the 142,096 Shares issuable upon conversion of the Convertible Notes, constituting approximately 1.96% of the outstanding Shares.
The Wavefront Fund may be deemed to beneficially own 911,470 Shares, including 293,015 Shares issuable upon conversion of the Convertible Notes, constituting approximately 1.99% of the outstanding Shares.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to beneficially own the 8,037,816 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, including the 2,492,673 Shares issuable upon conversion of the Convertible Notes, constituting approximately 16.78% of the outstanding Shares.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to beneficially own the 8,930,755 Shares beneficially owned in the aggregate by the Luxor Funds, including the 2,634,769 Shares issuable upon conversion of the Convertible Notes, constituting approximately 18.59% of the outstanding Shares.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 8,930,755 Shares beneficially owned by Luxor Capital Group, including the 2,634,769 Shares issuable upon conversion of the Convertible Notes, constituting approximately 18.59% of the outstanding Shares.
Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 8,930,755 Shares beneficially owned by Luxor Management, including the 2,634,769 Shares issuable upon conversion of the Convertible Notes, constituting approximately 18.59% of the outstanding Shares.
(b) Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Onshore Fund.
Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Wavefront Fund.

Each of the Lugard Master Fund, Lugard GP, Luxor Capital Group, Luxor Management, Mr. Green and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Lugard Master Fund.
Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Master Fund.

(c) Except for the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares of the Issuer.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4 above.
On January 10, 2019, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement.
99.2 Powers of Attorney.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 10, 2019
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS House, P.O. Box 2587 20 Genesis Close George Town Grand Cayman, KY1-1103 Cayman Islands
Mr. Seymour is an employee of DMS Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.
2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.
3. Christian Leone (See Item 2)